INVEST IN VOCANA, INC.

Vocana is a Platform for Musicians to Engage, Activate and Monetize their Fanbase

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LEAD INVESTOR



Stephen Martin Schmitz

As I get older, I listen to my old favorites and new music introduced by my 20-something sons. There is so much young, unsigned talent that is getting severely underpaid by the mainstream music industry. Vocana is radically changing that by giving the artist much more of the revenue and a change to create their brand and community, using innovative technology. An investment in Vocana, no matter what level, is an investment in the future of music. Please join me and give some new voices a chance at living their dream.

Invested $25,000 this round & $125,000 previously

Learn about Lead Investors

vocana.co   Akron OH

Technology   Entertainment   Software   Social   Music

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 6   ASK A QUESTION 1

Highlights

1. Streaming Platforms currently generate more than 30 Billion annually
2. Our app strives to level the playing field for artists, allowing them to generate more $ from fans
3. Allows fans to better engage with their favorite new and old artists, helping to support their dreams
4. 100K streams on a major streaming platform pays an Artist only $400 and no direct access to fans
5. Vocana is a desperately needed business tool for Music Professionals to easily promote their brand

Our Team



Jim Knight C.E.O. and Investor

Entrepreneur who has created a Healthcare Outsourcing company which has grown to nearly 20 Million and is also passionate about music and investing and creating an application that can allow artists the ability to create a self-sustaining business.

Independent and unsigned artists do not get paid appropriately for their music. We leveled the playing field for them and made it possible for anyone to build their brand on Vocana. We exist to help ease the pain points in the music industry.



Dale Chorba President and Co-Founder

Dale is Vocana's lead investor. He has over 33 years of executive recruiting & client development with Fortune 500 firms and privately-held companies. His firm Action Management is featured on the 2021 list of Forbes America's Top Recruiting Firms.



Dave Petruziello Co-Founder & Business Development

Dave is a proud serial entrepreneur who has an impressive track record with his start ups. He brings the vision and drive to the business while building a top team around him to help get the job done.

SEE MORE

Vocana Business Opportunity


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The Music Industry is Broken
Independent Artists can't monetize their content or reach their fanbase...
The Real World
Consumer
The Music Industry
Artist
"The vast majority of Artists make no money"
Biggest Problems of the Music Industry
Citi GPS: Putting the Band Back Together
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Problem: Costly Middlemen
Artists aren't fairly compensated through royalties
No one-stop-shop to manage, distribute and consume music content
Lack of authentic connection between artists and fans
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Welcome to Vocana
Liberating "Music Professionals"
Promoting the entire music industry to thrive
Connecting artists and fans with one platform
"Music Professionals" are...
- Artists
- Bands
- Labels
- Producers
- Publishers
- Managers
- Songwriters
- Venues
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We aren't just another Streaming Company
All your revenue streams.
All in one place.
1. E-Commerce/Merchandise
2. Royalty and Digital Management
3. Data & Analytics
4. Event Promotion
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Manage your Career on One Platform

= bandcamp, ARTIST GROWTH, ditto, Chartmetric, cdbaby DISCOVER MUSIC, Merchbar, Kobalt, FANDISTRO, shopify, SOUNDCLOUD, REVERBNATION

The Vocana Experience


VOCANA
THE PROFESSIONAL NETWORK FOR MUSICIANS
DISCOVER
MUSIC FROM INDEPENDENT ARTISTS
MARKETPLACE
BUY & SELL MERCHANDISE
ANALYTICS
UNDERSTAND YOUR MUSIC'S IMPACT

COMPLETED

Web and iOS Features

E-Commerce Marketplace
- All you need is a logo! Upload brand directly to merch to create custom and unique products not found elsewhere
- On Demand Printing: No inventory, overhead or up-front cost
- Connect merch to songs for increased visibility

Stream and Purchase Music
- Interactive content for music uploaded on Vocana
- Stream, purchase or download music

Import Music from 3rd Party Providers
- Sync your playlists from YouTube, Spotify, Apple Music
- Play music from all your sources in one place

Notifications and Social Connections
- Always stay connected with our internal, email and push notifications
- Connect your social accounts and start promoting!

Speed & Security
- CDN integrated for faster file uploads
- Helmet and ACL for security
- Trusted partners, API's and secure payment gateways

Royalty Management
- Keep all the rights to your music
- Management tools for artists to define Rights Holders and allocate royalties for every song

Personal Wallets
- Transparent digital wallet to track all your revenue streams
- Monthly payout directly to your account
- Integration with Stripe for sales and royalty payout

Band Management
- Join solo or with your band. Have a custom profile for every band you are in
- Centralized view of all music and events created by band managers

Analytics for Artists
- Real Time Analytics!
- Reporting on listener demographics, music reach, performance and sales data

Admin Controls
- Platform management tools including User Management, Subscription Rates Management, Royalty & Market share statistics and more

The Independent Music Market

$3.5 Billion Music Merch Market - Rolling Stone

Over 14 Million Independent or "DIY" artists producing content - Rolling Stone

Over 72 Million Paid music streaming subscribers in the US - Statista

$2B in Revenue For the Independent Artist sector - Raine

32% Growth YoY For the Independent Artist sector - Raine

"The fastest growing segment of the music industry is the Independent Artist Sector"

Go-To-Market Strategy

Free Trial Periods

Free Consumer Model: Fans can try Vocana Ad-Free and Risk-Free with no switching cost.

Music Pros can see the difference with a 35 Day free trial.

"12 month Beta will be free for Music Pros"

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Social Media and Digital Marketing

Promote through Digital Marketing, Social Media and Search Engine Optimization, etc.

Drive organic growth through internal promotional and branding tools.

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Strategic Partnerships

Music Industry
Partner with influential companies to decrease barriers to entry and validate brand.

Tech Industry
Integrate existing software through APIs and further validate the brand.

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Music Pro Collaboration & Promotion

Co-Brand and Market with Music Professionals to drive audience base and increase brand awareness.

Focus on major hubs and roll out strategically

Investment Opportunity

We are ready to go and seeking $1M for our beta launch

What We Will Launch

- Proprietary End-To-End Technology Platform
  - IOS mobile app + web
  - Streaming
  - Merchandise
  - Royalty Management
  - Digital Marketing
  - Payments
  - Reporting

Goals of Beta

- **Collect Internal Market Data**
- **Acquire Artists:** Get artists onboarded for case studies and metrics (500 Artists)
- **Drive Fan Engagement**: via data-driven social media outreach; leverage artists to 'pull' fans
- **Scale and Support Technology:** Ongoing development and support
- **Validate Artist Monetization:** Positive ROI for artists via royalties, merch, and other streams

Vocana Timeline

Q1 2022
- Raise growth capital after demonstrating initial traction and momentum
- Accelerate artist/fan acquisition strategy based on insights from Beta
- Launch new features

Q4 2021
- Collect feedback / data from Artists and Fans during Beta
- Determine go-forward product, marketing, and finance roadmap based on insights from Beta

Q3 2021
- Complete UAT and Payout Testing
- Launch Web platform
- Launch iOS App
- Start In Market Beta

Q2 2021
- Development complete on Web based platform
- UAT continues for launch
- Submit iOS Application to App Store

These are forward looking projections and not guaranteed

Financial Projections

A viable and compelling economic model

Key Highlights

- Recurring revenue from artist subscriptions + Merchandise Sales (data/analytics, ticketing, etc. represent additional upside)
- Free consumer model
- 70% average gross margins
- Cash flow positive by Year 3
- Low cost/low overhead operating model

Selected Metrics

	Year 1	Year 2	Year 3	Year 4	Year 5
Artists	3.5K	7.5K	20K	40K	70K
Fans	75K	150K	450K	900K	1,500K
Revenue	$1.2M	$4.7M	$14.5M	$37.0M	$81.8M
Gross Profit	$0.9M	$3.6M	$10.3M	$24.6M	$50.4M
EBITDA	($1.2M)	($0.1M)	$2.8M	$10.0M	$24.3M

These are forward looking projections and not guaranteed

Exit Strategy

Acquisition/Partnership
Strategic partnership with a player in the music industry.

MUSIC, WARNER MUSIC GROUP, SONY MUSIC, LIVE NATION, Spotify

Buyout
Exit strategy with companies seeking a footing in the music vertical or need for our data and user base.

salesforce, Facebook, ORACLE, ascap, Spectrum

These are forward looking projections and not guaranteed

Vocana Team



Jim Knight
Chief Executive Officer

An avid music fan, he takes great interest in up-and-coming young artists and bands. Jim is also an owner in Deep Tropics, a Music, Art & Style Festival in Nashville, TN.



Dale Chorba
Co-Founder
President

Dale has over 33 years of executive recruiting & client development with Fortune 500 firms and privately-held companies. Dale recently led Action Management to be featured on the 2018-2021 list of Forbes America's Top Recruiting Firms.



Dave Petruziello
Co-Founder
Business Development

Dave is a proud serial entrepreneur who has an impressive track record with his start ups. He brings the vision and drive to the business while building a top team around him to help get the job done.



Tom Poplar
Chief Information Officer
Chief of Staff

Tom came to Vocana with a strong background in Finance and Analytics. In addition, he focuses on internal/administrative operations, business strategy and technology development/integration.



Dan Falman
Chief Technology Officer

Dan has helped propel several companies from capital raise to acquisition. Assists start ups across business, tech, through a successful launch and exit strategy. He has been working with labels, managers, and artists for over 15 years.

Vocana Team Continued...



Aydin Kadaster
Chief Financial Officer
Aydin is a seasoned startup executive, management consultant, and angel investor. His experiences center on incubating and scaling companies, resulting in innovative businesses that impact the world.
Mary Lampros
Digital & Social Marketing Director
Mary specializes in digital and social media strategy and execution. To compliment this, she contributes to reputation management, content generation, messaging and branding.
Austin Knight
Artist Relations
Social Marketing
Austin's industry experience started with building digital marketing campaigns for indi. artists. He applies his skillsets in the event/ promotion world, with a focus in growing dance music & hip hop in the Southeast.
Joe Crimaldi, Esq
Patent Attorney
Joe has over 25 years of experience counseling clients on obtaining and protecting intellectual property rights. Joseph has prepared and prosecuted patent applications in a wide variety of technical areas.
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